SilverCrest Appoints Vice President, Exploration

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, BC – November 10, 2011 – SilverCrest Mines Inc. (the “Company”) (TSX-V: SVL) is pleased to announce the appointment of Mr. Jed Thomas to the newly created position of Vice President, Exploration. Mr. Thomas will be based in Vancouver, BC, and will report to N. Eric Fier, CPG, P.Eng, Chief Operating Officer of SilverCrest.

Mr. Thomas has a B.S. in Geology from the University of Colorado, Boulder and a M.S. in Economic Geology from the University of Montana, Missoula. Mr. Thomas has more than 25 years of mineral exploration and resource evaluation experience. He has led exploration programs and technical reviews for investment funds (Pacific, Hartford) and major mining firms (Newmont Mining Corp., Hecla Mining Co., Coeur de’Alene Mines Corp) on a variety of gold, copper, and silver projects, primarily focused on Mexico and South America. Mr. Thomas was previously Vice President, Development for Sage Resources LLC and JTL Capital. Mr. Thomas is a Qualified Person (QP) as defined by NI 43-101 standards for reporting and has been responsible for resource estimations, defining specific targets of interest as well as completing numerous compliant reviews on geologic controls, resource variability, and development costs in Central Asia, USA, and South America.

N. Eric Fier, Chief Operating Officer of the Company, commented: “We are delighted to have Mr. Thomas as part of our aggressive and experienced team as SilverCrest moves forward with its plans for growth. I look forward to working closely with Jed as we continue to have success at our La Joya property and advancing our plans for production expansion at Santa Elena.”

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of less than US$375 per ounce of gold equivalent. SilverCrest anticipates that the 2,500 tonnes per day facility will produce approximately 35,000 ounces of gold and 600,000 ounces of silver per full year of production from the initial open-pit heap leach operation.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Michael Rapsch or Fred Cooper
“J. Scott Drever”	Telephone:	(604) 694-1730
J. Scott Drever, President	Fax:	(604) 694-1761
SILVERCREST MINES INC.	Toll Free:	1-866-691-1730
	Email:	info@silvercrestmines.com
	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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